Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone

FederatedInvestors.com

May 12, 2014

United States Securities and Exchange Commission

Disclosure & Review Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Fox

Dear Mr. Fox:

On May 6, 2014, we discussed comments on Federated Core Trust II L.P. and more specifically the series, Emerging Markets Fixed Income Core Fund, dated November 30, 2013.

Following is our response to your comment.

  Comment: You noted that the fund had 15% ownership in Russian securities and indicated that we should have included risk disclosure given the political unrest in the region.

Response: The N-CSR filing you reference includes disclosure in the Notes to Financial Statements entitled Concentration of Risk which in part states: “The Fund invests in securities of non-U.S. issuers. Political or economic developments may have an effect on the liquidity and volatility of portfolio securities and currency holdings.” We believe this disclosure sufficiently discloses the risks of investing in the Fund. In a follow up call with you on May 9, 2014, you concurred that our disclosure appeared to be sufficient.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. If you have any further comments or questions on our responses, please contact me at (412) 288-1277 or Rich Paddock at (412) 288-4479.

Sincerely,

/s/ Lori A. Hensler

Lori A. Hensler

Treasurer